SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )*
                  AFFYMAX INC.
(Name of Issuer)
Common Stock
                       (Title of Class of Securities)
00826A109
                             (CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the following box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled our for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following page(s))

CUSIP No.	00826A109	13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GlaxoSmithKline plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	England and Wales

	5	SOLE VOTING POWER

NUMBER OF		848,293

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		848,293

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	848,293

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.6%

12	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTION BEFORE FILLING OUT !

CUSIP NO. 00826A109	13G

Item 1.	(a).	Name of Issuer:

Affymax Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

4001 Miranda Ave.
Palo Alto, CA 94304

Item 2.	(a).	Names of Person Filing:

GlaxoSmithKline plc

	(b).	Address of Principal Business Office:

980 Great West Road
Brentford
Middlesex
TW8 9GS ENGLAND

	(c).	Citizenship:

England and Wales

	(d).	Title of Class of Securities:

Common stock.

	(e).	CUSIP Number:

00826A109

Item 3.		Not Applicable.

Item 4.		Ownership.

The information in items 1 and 5 through 11 on the cover pages (page 2) on Schedule 13G is hereby incorporated by reference.

Item 5.		Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Shares held by wholly-owned subsidiaries of Reporting Person:

Affymax Technologies N.V.	147,529
Affymax Research Institute	553,236
Glaxo Group Limited	73,764
SmithKline Beecham Corporation	73,764

848,293

Item 7.	Identification and Classification of Subsidiaries Which
Acquired the Security Being Reported on by the Parent
Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:
After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set
forth in this statement is true, complete and correct.

GLAXOSMITHKLINE PLC
By:	/s/
Victoria A. Whyte
Deputy Secretary

Dated: February 11, 2008